UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 19, 2021

BROADWAY FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-39043	95-4547287
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

5055 Wilshire Boulevard Suite 500, Los Angeles, California	90036
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (323) 634-1700

NOT APPLICABLE
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share (including attached preferred stock purchase rights)	BYFC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Item 1.01	Entry Into a Material Definitive Agreement.

Broadway Financial Corporation (the “Company”) entered into stock purchase agreements (the “Stock Purchase Agreements”) with Ally Ventures, a business unit of Ally Financial Inc., Banner Bank, a wholly owned subsidiary of Banner Corporation, Citicorp Banking Corporation, First Republic Bank, J.P. Morgan Chase Community Development Corporation (“JPM”), Texas Capital Community Development Corporation, Gerald I. White, the Grace & White, Inc. Profit Sharing Plan, The Lorraine Grace Will Trust, The Anne Grace Kelly Trust 99, The Gwendolyn Grace Trust 99, The Lorraine L. Grace Trust 99, and The Ruth Grace Jervis Millennium Trust (collectively, the “Investors”).  Each of the Stock Purchase Agreements with the Investors were entered into on February 19, 2021, other than the Stock Purchase Agreement with JPM, which was entered into on February 20, 2021.  Pursuant to the Stock Purchase Agreements, the Company has agreed to sell and such Investors have severally agreed to purchase shares of the Company’s common stock in individual amounts that aggregate to 6,293,236 shares of Class A Common Stock of the Company, par value $0.01 per share (“Class A Common Stock”) and 5,056,179 shares of Class C Common Stock of the Company, par value $0.01 per share (“Class C Common Stock”, and together with the Class A Common Stock, the “Common Stock”), in each case constituting non-controlling equity investments, and subject to adjustment in certain circumstances, at a price of $1.78 per share payable in cash at the closing of the sales of stock, for an aggregate purchase price of $20,201,958.70.

The Company’s existing classes of voting common stock and non-voting common stock will be renamed as Class A Common Stock and Class C Common Stock, respectively, in connection with the consummation of the merger of CFBanc Corporation (“CFBanc”) with and into the Company, in which the Company will be the surviving corporation, pursuant to the previously reported Agreement and Plan of Merger, dated August 25, 2020, entered into between the Company and CFBanc (the “Merger”).

The consummation of each of the sales of shares of Common Stock to the Investors under the respective Stock Purchase Agreements is subject to the satisfaction of certain closing conditions, including (i) the consummation of the Merger, which is subject to the satisfactions of various conditions including stockholder approval, among others, (ii) receipt of any stockholder approvals required under applicable law or the NASDAQ Listing Rules, (iii) receipt of stockholder approval of an increase in the number of authorized shares of the Company’s voting common stock, and (iv) certain other customary closing conditions.  There can be no assurance that all of such conditions will be satisfied.  The respective stock purchase obligations of the individual Investors are not conditioned on the completion of sales of Common Stock to any other Investor.

The Stock Purchase Agreements contain customary representations and warranties of the Company and the Investors.  The Stock Purchase Agreements also contain certain indemnification obligations of each party with respect to breaches of representations, warranties and covenants and certain other specified matters.

The above description of the Stock Purchase Agreements has been included to provide investors and security holders with information regarding the terms of the Stock Purchase Agreements.  It is not intended to provide any other factual information about the Company, the Investors or their respective subsidiaries and affiliates.

As previously disclosed, the Company entered into stock purchase agreements with certain institutional investors (the “Initial Investors”) pursuant to which the Company agreed to sell a number of shares of Class A Common Stock and Class C Common Stock, respectively, to be determined based on specified percentages of the number of shares of Class A Common Stock or all Common Stock outstanding immediately following the consummation of such sales and all concurrent private placements of Common Stock to other investors.  As a result of the entry into the Stock Purchase Agreements with the Investors reported herein, the number of shares to be purchased by certain of the Initial Investors will increase accordingly.

Item 3.02	Unregistered Sales of Equity Securities.

As described in Item 1.01 above, on February 19, 2021 and February 20, 2021, the Company entered into Stock Purchase Agreements with the Investors pursuant to which the Company has agreed to sell and such Investors have severally agreed to purchase 6,293,236 shares of Class A Common Stock and 5,056,179 shares of Class C Common Stock, at a price of $1.78 per share, for an aggregate purchase price of $20,201,958.70.  Such Stock Purchase Agreements were individually negotiated with the respective Investors and the sales of shares of Common Stock pursuant thereto will be made in private placement transactions that are exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof or Rule 506 of Regulation D promulgated thereunder.

The Company expects to pay placement fees in an aggregate amount of approximately $1.01 million to Raymond James & Associates, Inc. and Keefe, Bruyette & Woods, Inc. in connection with the sale of Common Stock pursuant to the Stock Purchase Agreements for a total of $1.264 million in placement fees payable to such placement agents when taken together with the placement agent fees payable in connection with the sale of Common Stock to the Initial Investors.  The Class C Common Stock will be  subject to restrictions on transfer (summarized below) and will convert automatically into an equal number of shares of Class A Common Stock in the event of permitted transfers in accordance with the same terms that are applicable to the Company’s currently outstanding non-voting common stock, par value $0.01 per share, as set forth in the Company’s certificate of incorporation.

The Class C Common Stock will only be transferrable by an initial holder thereof or an affiliate of the initial holder (i) to an affiliate of the initial holder, (ii) to the Company, (iii) in a widespread public distribution, (iv) in a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company, or (v) to a transferee that would control more than 50% of the voting securities of the Company without any transfer from the initial holder or any affiliate of the initial holder.  Pursuant to the Company’s certificate of incorporation, the Class C Common Stock may be made subject to additional restrictions on transfer imposed by the Company if necessary to preserve the non-voting classification of the Class C Common Stock for bank regulatory purposes.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press release dated February 23, 2021, announcing the entry into the Stock Purchase Agreements with the Investors.

Additional Information and Where to Find it

This report does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This report relates to a proposed business combination between the Company and CFBanc, as well as related potential private placements of common equity. In connection with the proposed Merger, the Company has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a joint proxy statement of the Company and CFBanc and a prospectus of the Company (the “Joint Proxy/Prospectus”). The Company also plans to file other relevant documents with the SEC regarding the proposed transactions. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful. The definitive Joint Proxy/Prospectus has been mailed or otherwise provided to stockholders of the Company and CFBanc. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND CFBANC ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

Investors and security holders will be able to obtain free copies of these documents and other documents containing important information about the Company and CFBanc through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company are also be available free of charge on the Company’s website at https://www.broadwayfederalbank.com/financial-highlights.  Copies of the Registration Statement and the Joint Proxy/Prospectus can also be obtained free of charge by directing a request to Broadway Financial Corporation, 5055 Wilshire Boulevard Suite 500, Los Angeles, California 90036, Attention: Investor Relations, Telephone: (323) 556-3264, or by email to investor.relations@broadwayfederalbank.com, or to CFBanc Corporation, 1432 U Street, NW DC 20009, Attention: Audrey Phillips, Corporate Secretary, Telephone: (202) 243-7141.

Certain Information Concerning Participants

The Company, CFBanc and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about the directors and executive officers of the Company is set forth in the Company’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on May 20, 2020. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy/Prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Securityholders and investors should read the Joint Proxy/Prospectus carefully when it becomes available before making any voting or investment decisions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 23, 2021		BROADWAY FINANCIAL CORPORATION

	By:	/s/ Brenda J. Battey
Name: Brenda J. Battey
Title: Chief Financial Officer